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                                                                    EXHIBIT 11.1

                           Soligen Technologies, Inc.

                        Computation of Net Loss Per Share



                                            Fiscal Year Ended March 31,
                                           ----------------------------
                                           2000                   1999
                                     -------------------    -------------------
  Weighted average number
   of common shares                          33,827,000             32,682,000
  Net loss before beneficial conversion   $    (909,000)         $  (1,718,000)
  Net loss available to common
    stockholders                          $  (1,048,000)         $  (1,718,000)
  Net loss per share (basic and diluted)  $       (0.03)         $       (0.05)